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                                                                    EXHIBIT 99.1



                                 HOLLINGER INC.


                  RETRACTION PRICE OF RETRACTABLE COMMON SHARES


          Toronto, Canada, May 11, 2004 -- Hollinger Inc. (TSX: HLG.C) announces that the Retraction Price of the retractable common shares of the Corporation as of May 12, 2004 shall be $10.50 per share.

          Hollinger Inc.'s principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:

J. A. Boultbee                          Peter G. White
Executive Vice-President                Co-Chief Operating Officer and Secretary
Hollinger Inc.                          Hollinger Inc.
(416) 363-8721                          (416) 363-8721